UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2024 (Report No. 5)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Company Regained Nasdaq Compliance

As previously disclosed, NLS Pharmaceutics Ltd., or the Company, received a letter from the staff of the Listing Qualifications Department of Nasdaq, or the Staff, notifying the Company that it was not in compliance with Nasdaq Listing Rule 5550(b) due to the Company not complying with the minimum $2,500,000 stockholders’ equity requirement for continued listing.

Since the fiscal year ended December 31, 2023, the Company has undertaken a number of actions which have increased its stockholders’ equity, including, among other actions, (i) the sale of securities for approximately $3.2 million in net proceeds, and (ii) the exchange of certain debt into shares of the Company’s preferred stock. As a result of these actions, the Company believes that, as of the date of this report, it satisfies the stockholders’ equity requirement of at least $2.5 million pursuant to Nasdaq Listing Rule 5550(b)(1) for continued listing on the Nasdaq Capital Market.

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-262489, and 333-268690 and 333-269220), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: October 11, 2024	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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